Exhibit (a)(5)(A)

FOR IMMEDIATE RELEASE

Contact: John Gonsior, CFO
(763) 392-6200

Insignia Systems, Inc. Announces Preliminary Results

of its Modified Dutch Auction Tender Offer

MINNEAPOLIS, MN — August 16, 2013 -  Insignia Systems, Inc. (Nasdaq:  ISIG) today announced the preliminary results of its modified Dutch auction tender offer (the “Tender Offer”) to purchase up to $12 million of its common stock, which expired at 5:00 p.m., New York City time, on August 15, 2013.

Based on the preliminary count by Wells Fargo Bank, N.A., the depositary for the Tender Offer, a total of 929,051 shares of Insignia’s common stock, par value $0.01 per share, were properly tendered and not properly withdrawn at or below the purchase price of $2.35 per share.

In accordance with the terms and conditions of the Tender Offer, and based on the preliminary count by the depositary, Insignia expects to acquire 929,051 shares of its common stock at a price of $2.35 per share, for an aggregate cost of approximately $2.2 million, excluding fees and expenses relating to the Tender Offer. These shares represent approximately 6.8 percent of Insignia’s currently outstanding common stock. Insignia expects to purchase, without proration, all of the shares of common stock that were properly tendered in the Tender Offer at or below $2.35 per share and not properly withdrawn.

Information regarding the number of shares to be purchased and the aggregate purchase price are preliminary and subject to verification by the depositary. The final number of shares purchased and aggregate purchase price will be announced following completion of the verification process. Payment for the shares accepted for purchase under the tender offer, and return of all other shares tendered and not purchased, will occur promptly thereafter.

Shareholders who have questions may call D.F. King & Co., the information agent for the Tender Offer, at 800-758-5880.

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Insignia Systems, Inc. Announces Preliminary Results

of its Modified Dutch Auction Tender Offer

About Insignia Systems, Inc.

Insignia Systems, Inc. is a developer and marketer of in-store media solutions, programs and services to retailers and consumer goods manufacturers. Through its Point-Of-Purchase Services (POPS) business, Insignia inspires shoppers and delivers value by providing at-shelf advertising solutions in an available network of over 13,000 chain retail supermarkets, over 1,700 mass merchants and 7,000 dollar stores. Through the nationwide POPS network, over 200 major consumer goods manufacturers, including General Mills, Kellogg Company, Hormel, Nestlé, and Armour-Eckrich, have taken their brand messages to the point-of-purchase. For additional information, contact (888) 474-7677, or visit the Insignia website at www.insigniasystems.com.

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